UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 12, 2005**

INTERACTIVE BRAND DEVELOPMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	**000-20958**	**86-0519152**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2200 SW 10th Street, Deerfield Beach, Florida 33442
(Address of Principal Executive Office) (Zip Code)

(954) 363-4797
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

9 Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

9 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

9 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

9 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01   Regulation FD Disclosure

On February 23, 2005 the Company announced that effective February 12, 2005, the Company entered into an agreement with Corporate Revitalization Partners, LLC ("CRP") to assist the Company in its management and operation of its wholly owned subsidiary, Media Billing Company ("iBill"). Pursuant to the Agreement, the Company has CRP to:

- Develop and advise the Company on an operating restructuring plan for iBill;

- Work with the Company's management team and advise on day-to-day operating issues for iBill;

- Provide additional services to iBill that shall include an advisory leadership role in the Company's efforts to: communicate the Company's restructuring plan to third parties, develop and implement key management reporting systems and matrix and attempt to negotiate settlements with iBill's vendors; and

- Provide advisory services to the Company with respect to various corporate issues and initiatives that will be determined on an on-going basis.

In consideration for CRP's services, the Company will pay hourly rates to CRP personnel ranging from $200 per hour to $475 per hour. In addition, upon two consecutive months of positive EBITDA of iBill, CRP shall be entitled to a cash success fee of $100,000. The success fee is payable in four equal monthly payments commencing 30 days following the end of the second month in which iBill has achieved a positive EBITDA. For the purposes of calculating EBITDA under this agreement, EBITDA only includes revenue and expenses directly attributable to iBill and not any fees or expenses associated with CRP or other non-ordinary operating expenses, or any expenses directly attributed to the Company, or not directly attributable to the day-to-day operations of iBill. Pursuant to the agreement, CRP shall charge 50% of its hourly rates for travel time and CRP's administrative support time is billed at $125 per hour. The Company's failure to promptly pay amounts due for services rendered or for reimbursement expenses due to CRP shall constitute justification for CRP to terminate the agreement upon written notice.

Under the agreement the Company has agreed that CRP, its affiliates and its directors, officers, agents, employees and controlling persons, or any other respective successors or assignees (collectively, "Covered Persons") shall not have any liability to the Company in connection with the engagement or any transactions or conduct in connection therewith except for losses, claims, damages, liabilities or expenses incurred by the Company which are finally judicially determined to have resulted primarily from the bad faith, gross negligence or willful misconduct of such Covered Person. The Company has also agreed to indemnify each Covered Person who is or was made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative.

The agreement is for a term of one year commencing February 12, 2005. Either the Company or CRP may terminate the agreement for any reason prior to the completion of any project or work authorized by giving written notice to the other party, which termination will be effective upon the non-terminating party's receipt of notice. Upon termination of the agreement, the Company will pay CRP for all billable hours completed plus all outstanding and unreimbursed expenses and administrative fees. The Company, however, may not terminate the agreement prior to June 12, 2005.

Additional information relating to the agreement is set forth in a Company press release dated February 23, 2005. The press release is attached as an exhibit hereto.

ITEM 9.01   Financial Statements and Exhibits

(c)   Exhibits

Exhibit   *Description*

99.1   Press Release dated February 23, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, Interactive Brand Development, Inc. has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

INTERACTIVE BRAND DEVELOPMENT, INC.

By: /s/ STEVE MARKLEY

Steve Markley
Chief Executive Officer

Date: March 1, 2005

4

Interactive Brand Development, Inc. Engages Nationally Recognized Advisory Firm

DEERFIELD BEACH, Fla.--(BUSINESS WIRE)—Feb. 23, 2005 – Interactive Brand Development (trading symbol: IBDI) announces that on February 12, 2005, the board of directors of Interactive Brand Development ("IBD") approved the engagement of Corporate Revitalization Partners LLC, a national advisory firm ("CRP") to assist IBD in the management of its subsidiary, Internet Billing Company ("iBill").

Pursuant to the terms of engagement, CRP has staffed senior executives on site at IBD's corporate headquarters in Deerfield Beach, Florida. CRP will advise IBD on the day-to-day management of iBill. CRP will also advise IBD on general corporate matters.

In October 2004, CRP was the recipient of the Turnaround of the Year Award as awarded by the Turnaround Management Association, an international trade organization. Access to more information about CRP is available at www.crpllc.net.

The engagement provides for certain performance based incentive payments based on predetermined financial goals. The term of the engagement commenced as of February 12, 2005 and will continue until termination by either party, although IBD may not terminate CRP prior to June 12, 2005. The length of the engagement is not determinable at this time.

"CRP has recent demonstrable success that our board determined would be valuable to our company and our shareholders, including advising our company in stock exchange compliance, financial reporting, controls and procedures, as well as assisting us in management of our daily operations," said Steve Markley, CEO of IBD. "We believe that CRP, as a national advisory firm with expertise in managing the turn around of businesses, will provide a great benefit to our company," added Mr. Markley.

About Interactive Brand Development, Inc.

Interactive Brand Development, Inc. (trading symbol: IBDI) is a media and marketing holding company that owns Internet Billing Company (iBill), a leading online payments company, and owns a significant interest in Penthouse Media Group (PMG), publisher of Penthouse Magazine, a brand-driven global entertainment business founded in 1965 by Robert C. Guccione. PMG's flagship PENTHOUSE(TM) brand is a highly recognized consumer brands in the world and is widely identified with premium entertainment for adult audiences. PMG is operated by affiliates of Marc Bell Capital Partners, LLC. IBD also has investments in online auctions and classic animation libraries.

On February 10, 2005 IBD withdrew its appeal of the AMEX staff's decision to commence delisting procedures. The result of which has led to the delisting of IBD's common stock from the AMEX. IBD's new stock symbol is "IBDI". Although no assurances can be made, IBD intends to move for a listing of its common shares on the OTCBB or NASDAQ SmallCap in the immediate future.

For Interactive Brand Development, Inc., Deerfield Beach
    Media Contact:
    Sitrick & Company
    Tammy Taylor or Lew Phelps, 310-788-2850
    or
    Investor Relations Contact:
    Investor Relations Services, Inc., New Smyrna Beach, Fla.
    David Kugelman, 386-409-0200
    invrel@invrel.net